Pricing supplement no. 882
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 34-V dated February 7, 2007

Registration Statement No. 333-130051
Dated December 18, 2007
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. **$840,000** **4.25% (equivalent to 17.00% per annum) Reverse Exchangeable Notes due April 3, 2008** **Linked to the Common Stock of Marathon Oil Corporation**

General

- The notes are designed for investors who seek a higher interest rate than the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Reference Stock, be willing to accept the risks of owning equities in general and the common stock of Marathon Oil Corporation, in particular, and be willing to lose some or all of their principal at maturity.
- The notes will pay 4.25% (equivalent to 17.00% per annum) interest over the term of the notes. **However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Reference Stock and whether the closing price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount ($11.708 initially) during the Monitoring Period, as described below.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing April 3, 2008*.
- Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Reference Stock:	The common stock, par value $1.00 per share, of Marathon Oil Corporation (the New York Stock Exchange symbol "MRO"). We refer to Marathon Oil Corporation as "Marathon."
Interest Rate:	4.25% (equivalent to 17.00% per annum), paid monthly and calculated on a 30/360 basis.
Protection Amount:	$11.708, which is equal to **20.00% of the Initial Share Price, subject to adjustments.**
Maturity Date:	April 3, 2008*
Pricing Date:	December 18, 2007
Settlement Date:	On or about January 3, 2008
Observation Date:	March 31, 2008*
CUSIP:	48123MLM2
Interest Payment Date:	Interest on the notes will be payable monthly in arrears on the 3rd calendar day of each month (each such date, an "Interest Payment Date"), commencing February 3, 2008, to and including the Interest Payment Date corresponding to the Maturity Date. See "Selected Purchase Considerations — Monthly Interest Payments" in this pricing supplement for more information.
Payment at Maturity:	The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, *unless*:

        (1) the Final Share Price is less than the Initial Share Price; *and*

        (2) on any day during the Monitoring Period, the **closing price** of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount.

        If the conditions described in both (1) and (2) are satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash. **The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.**

Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Physical Delivery Amount:	17.0823 shares of the Reference Stock per $1,000 principal amount note, which is the number of shares equal to $1,000 divided by the Initial Share Price, subject to adjustments.
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments.
Initial Share Price:	$58.54, the closing price of the Reference Stock on the New York Stock Exchange on the Pricing Date. The Initial Share Price is subject to adjustments in certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-dilution Adjustments" in the accompanying product supplement no. 34-V for further information about these adjustments.
Final Share Price:	The closing price of the Reference Stock on the New York Stock Exchange on the Observation Date.

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 34-V.

Investing in the Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 34-V and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Commissions (1)	Proceeds to Us
Per note	$1,000	$21.96	$978.04
Total	$840,000	$18,446.40	$821,553.60

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $21.96 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $17.50 per $1,000 principal amount note. The concessions of $17.50 include concessions allowed to selling dealers and concessions allowed to an arranging dealer. See "Underwriting" beginning on page PS-29 of the accompanying product supplement no. 34-V.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

December 18, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 34-V dated February 7, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 34-V, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 34-V dated February 7, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000412/e26253_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING —** The notes will pay 4.25% (equivalent to 17.00% per annum) interest over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS —** The notes offer monthly interest payments at a rate of 4.25% (equivalent to 17.00% per annum) over the term of the notes. Interest will be payable monthly in arrears on the 3rd calendar day of each month (each such date, an "Interest Payment Date"), commencing February 3, 2008, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a Business Day, payment will be made on the next Business Day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL —** Your return of principal at maturity is protected so long as the Final Share Price does not decline from the Initial Share Price or the closing price of the Reference Stock does not decline, as compared to the Initial Share Price, by more than the Protection Amount ($11.708 initially) on any day during the Monitoring Period. **However, if the Final Share Price declines from the Initial Share Price and the closing price of the Reference Stock on any day during the Monitoring Period has declined by more than the Protection Amount ($11.708 initially), you could lose the entire principal amount of your notes.**

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT —** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 34-V. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. Of each coupon payment, we intend to treat approximately 28.59% as interest on the Deposit and the remainder as Put Premium. By purchasing the notes, you agree to treat the notes for U.S. federal income tax purposes consistently with our treatment and allocation as described above. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on a number of possible U.S. federal income tax treatments for "prepaid forward contracts" and similar instruments. The notice focuses on a number of issues, the most relevant of which for holders of the notes would be the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which any income realized by Non-U.S. Holders should be subject to withholding tax. While it is not entirely clear whether the notes are among the instruments described in the notice, it is possible that any Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of ownership and disposition of the notes, possibly on a retroactive basis. Whether you are a U.S. or a Non-U.S. Holder, you should consult your tax adviser regarding the tax treatment of the notes, including possible alternative characterizations in general as well as the possible impact of this notice. Purchasers who are not initial purchasers of notes at the issue price, moreover, should consult their tax advisers with respect to additional tax issues associated with investing in the notes, including allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 34-V dated February 7, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount ($11.708 initially) on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the Reference Stock or the Cash Value thereof will most likely be less than the principal amount of each note and may be zero. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **YOUR PROTECTION AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES —** If, on any day during the Monitoring Period, the closing price of the Reference Stock declines below the Initial Share Price minus the Protection Amount ($11.708 initially), you will be fully exposed to any depreciation in the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, *and* if the Final Share Price is less than the Initial Share Price, you will receive at maturity a predetermined number of shares of Reference Stock (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Share Price compared to the Initial Share Price. You will be subject to this potential loss of principal even if the price of the Reference Stock subsequently recovers such that the Final Share Price closes at a level above the Initial Share Price minus the Protection Amount ($11.708 initially). If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK —** Unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount ($11.708 initially), for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK —** As a holder of the notes, you will not have any ownership interest or rights in Marathon, such as voting rights or dividend payments. In addition, Marathon will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

- **NO AFFILIATION WITH MARATHON —** We are not affiliated with Marathon. We assume no responsibility for the adequacy of the information about Marathon contained in this pricing supplement or in product supplement no. 34-V. You should make your own investigation into the Reference Stock and Marathon. We are not responsible for Marathon's public disclosure of information, whether contained in SEC filings or otherwise.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with Marathon, including extending loans to, or making equity investments in, Marathon or providing advisory services to Marathon. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Marathon, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of Marathon as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCK —** While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES —** In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 34-V.

Public Information

All information contained herein on the Reference Stock and on Marathon is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Marathon is engaged in worldwide exploration, production and marketing of crude oil and natural gas; oil sands mining in Canada; domestic refining, marketing and transportation of crude oil and petroleum products, primarily in the Midwest, the upper Great Plains and southeastern United States; and worldwide marketing and transportation of products manufactured from natural gas, such as liquefied natural gas and methanol, and development of other projects to link stranded natural gas resources with key demand areas. The common stock of Marathon, par value $1.00 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Marathon in the accompanying product supplement no. 34-V. Information provided to or filed with the SEC by Marathon, pursuant to the Exchange Act, can be located by reference to SEC file number 001-05153, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information of the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 4, 2002 through December 14, 2007. The closing price of the Reference Stock on December 18, 2007 was $58.54. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock during the term of the notes. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Marathon will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.



Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of the Reference Stock declines in the manner set forth in the column titled "Hypothetical lowest closing price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $58.00
- the Interest Rate: 4.25% (equivalent to 17.00% per annum)

- the Protection Amount: $11.60

Hypothetical lowest closing price during the Monitoring Period	Hypothetical Final Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$58.00	$116.00	$1,000.00	$1,000.00
$29.00	$60.90	$1,000.00	$1,000.00
$58.00	$58.00	$1,000.00	$1,000.00
$46.40	$46.40	$1,000.00	$1,000.00
$29.00	$55.10	17 shares of the Reference Stock or the Cash Value thereof	$950.00
$29.00	$29.00	17 shares of the Reference Stock or the Cash Value thereof	$500.00
$14.50	$14.50	17 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	$0.00	17 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $29.00 but the Final Share Price is $60.90. Because the Final Share Price of $60.90 is greater than the Initial Share Price of $58.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $29.00 and the Final Share Price is $55.10. Because the Final Share Price of $55.10 is less than the Initial Share Price of $58.00 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $55.10, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $29.00, a decline of more than the Protection Amount. Because the Final Share Price of $29.00 is less than the Initial Share Price of $58.00 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $29.00, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $46.40 is less than the Initial Share Price of $58.00 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $46.40 is less than the Initial Share Price of $58.00.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $42.50 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $58.54, the Protection Amount was $11.708 and the Physical Delivery Amount was 17.0823 shares of the Reference Stock, in each case subject to adjustments.

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the tenth business day following the pricing date of the notes (this settlement cycle being referred to as T+10). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the six succeeding business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.